UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

Sasol Limited
(Exact name of registrant as specified in its charter)

Republic of South Africa
001-31615
N/A
(State or other
(Commission File Number)
(IRS Employer
jurisdiction of incorporation or
organization)

Identification No.)



1 Sturdee Avenue, Rosebank 2196
South Africa
N/A
(Address of principal executive offices)
(Zip Code)

Michelle du Toit, Senior Vice President: Governance
Compliance and Ethics,
Tel. No. +27 11 441 3359
(Name and telephone number, including area code, of the person to contact in connection with this report.)


Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:


  X   Rule 13p-1 under the Securities Exchange Act
(17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.






Section 1 - Conflict Minerals Disclosure
Item 1.01	Conflict Minerals Disclosure
For the period January 1, 2014 to December 31, 2014, certain products manufactured by Sasol Limited and its consolidated subsidiaries (together, "Sasol"), or which Sasol contracted to be manufactured, contained columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, necessary to the functionality or production of such products ("Conflict Minerals").

Sasol conducted a reasonable country of origin inquiry, in good faith, that it believes was reasonably designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo
(the "Covered Countries").Sasol is many supply chain tiers removed from mining activities and has no direct business relationship with mines or metal processing facilities. In order to conduct its reasonable country of origin inquiry, Sasol identified first-tier suppliers that supply Sasol goods containing Conflict Minerals used in, and necessary to the functionality or production of, products manufactured by Sasol or products that Sasol contracted to be manufactured. Sasol obtained written representations from these suppliers as to the country of origin of the Conflict Minerals. These representations, which Sasol believes to be reasonably reliable, indicated that the Conflict Minerals originated in countries other than the Covered Countries. Therefore, based on its reasonable country of origin inquiry, Sasol has determined that it has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries.

This Conflict Minerals Disclosure is also available on Sasol's website at: www.sasol.com.

Item 1.02	Exhibit
Not applicable.

Section 2 - Exhibits
Item 2.01	Exhibits
Not applicable.




SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SASOL LIMITED


By: 	/s/ MICHELLE DU TOIT
	Name:	Michelle du Toit
Title:	Senior Vice President: Governance,
Compliance and Ethics




Date:	June 1, 2015







LNDOCS01/851260.1